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                                                                Exhibit (a) (11)

For Release After 7:00 a.m., EDT
Wednesday, June 2, 1999

EASTMAN CHEMICAL COMPANY
Rod Irvin, APR
Director, Corporate Communication
Phone:  (423) 229-4008
E-mail:  rodirvin@eastman.com


                         EASTMAN SUCCESSFULLY COMPLETES
                   TENDER OFFER FOR LAWTER INTERNATIONAL, INC.


KINGSPORT, Tenn., June 2, 1999--Eastman Chemical Company (NYSE:EMN) announced today that it has successfully completed it cash tender offer to purchase outstanding shares of common stock of Lawter International, Inc. (NYSE:LAW) at a price of $12.25 per share. The offer expired, as scheduled, at 12:00 midnight, New York City time, on Tuesday, June 1, 1999.

As of the expiration of the offer, based on a preliminary count from the depositary for the offer, approximately 30,926,069 shares of Lawter common stock were tendered pursuant to the tender offer (including 2,160,012 shares subject to guarantees of delivery). All such shares have been accepted for payment. After giving effect to the purchase of the shares tendered, Eastman will beneficially own approximately 93.52% of the outstanding Lawter shares.

Eastman and Lawter now expect to complete a merger pursuant to which Lawter will become a wholly-owned subsidiary of Eastman and all remaining Lawter stockholders (other than Eastman and its subsidiaries) will have the right to receive the same $12.25 per share in cash payable pursuant to the tender offer.

Earnest W. Deavenport, Jr., Eastman's Chairman and CEO, said, "We are excited about the combination of Eastman and Lawter. With the successful completion of our tender offer, we can now move forward quickly to realize the substantial benefits that this combination will bring to our shareholders, customers and employees."

Headquartered in Kingsport, Tenn., Eastman manufactures and markets plastics, chemicals and fibers. The company employs 16,000 people in more than 30 countries and had 1998 sales of US $4.48 billion.

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Additional information is available at http://www.eastman.com.